UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Twofold Inc.

Legal status of issuer

> **Form**
> C-Corporation

> **Jurisdiction of Incorporation/Organization**
> Oregon

> **Date of organization**
> October 31, 2016

Physical address of issuer
220 NW 8th Ave, c/o Twofold, Portland, OR 97209

Website of issuer
http://www.twofoldspaces.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
57,393

Price (or method for determining price)
$0.4356

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
June 19, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$69,048	$114,150
Cash & Cash Equivalents	$47,581	$63,174
Accounts Receivable	N/A	N/A
Short-term Debt	$240,929	$208,453
Long-term Debt	$1,539,978	$953,659
Revenues/Sales	$91,120	N/A
Cost of Goods Sold	($129,499)	N/A
Taxes Paid	N/A	N/A
Net Income	($657,977)	($549,492)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 3, 2020

Twofold, Inc.



Up to $1,000,000 of Series Seed Preferred Stock

Twofold, Inc. ("Twofold", the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by June 26, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $400,000 under the Combined Offerings (the "Closing Amount") by June 26, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by June 19, 2020 will be permitted to increase their subscription amount at any time on or before June 26, 2020. upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after June 19, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to June 26, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue

reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

    (1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

    (2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

    (3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

    (4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

    (5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

    (6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://www.twofoldspaces.com/pages/investors.

The Company must continue to comply with the ongoing reporting requirements until:

    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/twofold

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Twofold Inc. ("the Company") was incorporated on October 31, 2016 under the laws of the State of Oregon, and is headquartered in Portland, Oregon. The Company was originally incorporated as Wheelhouse Inc., but changed their name on May 10, 2018 to Twofold, Inc.

The Company is located at 220 NW 8th Ave, c/o Twofold, Portland, OR 97209

The Company's website is http://www.twofoldspaces.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/twofold and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series Seed Preferred Stock being offered	$25,000
Maximum amount of Series Seed Preferred Stock	$1,000,000
Purchase price per Security	$0.4356
Minimum investment amount per investor	$1,000
Offering deadline	June 26, 2020
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 13, 16 and 17.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The modular furniture industry is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater

7

financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2020. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive modular furniture space. Additionally, the product may be in a market where customers will not have brand loyalty.

If the Company fails to maintain or expand its relationships with its suppliers, it may not have adequate access to new or key technology necessary for its products, which may impair its ability to deliver leading-edge products. In addition to the technologies it develops, its suppliers develop product innovations at its direction that are requested by its customers. Further, the Company relies heavily on its component suppliers to provide it with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If the Company is not able to maintain or expand its relationships with its suppliers or continue to leverage their research and development capabilities to develop new technologies desired by its customers, its ability to deliver leading-edge products in a timely manner may be impaired and it could be required to incur additional research and development expenses. Also, disruption in its supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components, and services. Similarly, suppliers have operating risks that could impact their business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

The Company plans to implement new lines of business or offer new products and services within existing lines of businesses. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, the Company could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, the Company's business, financial condition, or results of operations may be adversely affected.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. The Company currently has an exclusive license to a patent related to a modular workstation, and have agreed on a royalty payable for their mobile environment units (the booth, or Plaza Pod, or Plaza Space that the Company has designed and developed, and any improvements) and desk/chair sales, which is currently 0.63% of the net sales price of each sold minus the sales commission. Any other or new products that Twofold brings to market are not subject to this licensing agreement. The Company intends to file its own design patents for its new products. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions.

Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The company has conducted related party transactions. During the years ended December 31, 2019 and 2018, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2019 and 2018, the amount of advances outstanding is $205,603 and $54,284, respectively.

The Company's cash position is relatively weak. The Company currently has only $25,384.00 in cash balances as of March 31, 2020. This equates to about one month of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of $1,665,237 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has issued convertible notes payable. During the years ended December 31, 2019 and 2018, the Company issued convertible promissory notes for cash proceeds of $335,000 and $474,375, respectively. The notes are all convertible into preferred or common shares of the Company, carry interest at 8% per annum, and mature between 12 - 24 months from the date of issuance, with an option for the holder to extend the maturity date an additional 12 months. At December 31, 2019, $824,375 of outstanding notes may be converted upon the Company receiving cash of no less than $3,000,000 for the sale of the Company's preferred stock and/or upon the sale, transfer, or other disposition of substantially all of the Company's assets. At December 31, 2019, $410,000 of outstanding notes may be converted upon the Company receiving cash of no less than $2,000,000 for the sale of the Company's preferred stock and/or upon the sale, transfer, or other disposition of substantially all of the Company's assets. For further detail, please see Exhibit B of this Form C.

The Company has issued a SAFE note. During the year ended December 31, 2019 , the Company issued a Simple Agreement for Future Equity (SAFE) agreement for cash proceeds of $100,000. The SAFE is convertible into preferred or common shares of the Company. The SAFE may be converted upon the Company receiving cash of no less than $500,000 for the sale of the Company's preferred stock; upon the sale, transfer, or other disposition of substantially all of the Company's assets; and/or upon dissolution of the Company's operations. For further detail, please see Exhibit B of this Form C.

Prior to the offering, there may have been personal transactions conducted through the Company's business bank accounts. Although the Company has since confirmed its intent to better ensure only business transactions operate through its business accounts, the prior lack of a corporate account may subject the Company to certain risks, and may indicate poor corporate governance or accounting oversight. Specifically, there is a risk that it may be more difficult to ascertain the accuracy and transparency of the Company's past accounting for prior operations, as well as the financial statements and models on which the Company is relying. This could have negative consequences on the Company's operations including mismanagement of finances or cash flow.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The Company's existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 87% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Oregon law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series Seed Preferred Stock may be subject to dilution. Purchasers of Series Seed Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series Seed Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series Seed Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series Seed Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series Seed Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
Our mission at Twofold is to optimize limited space. We do this by focusing on inventive design that's backed by a strong financial and environmental business case. We create space saving and on demand furniture for workplace, trade shows, and homes.

Business Plan
Packed open offices, 300 square feet micro-apartments, and overall lack of workspace in public areas are symptoms of growing urban density, skyrocketing costs, and changing values. Companies and owner/operators no longer have the luxury of treating space as a commodity and need to make every square foot count and more useful. Companies stuffed into crowded open offices need to be able to grow in place without costly build-outs or increased square footage.

Introducing the Twofold Assembly Collection, consisting of our first two products: The Plaza Space and the Twofold Working Wall. The Plaza Space is our recently launched, mobile-focus-meeting space on wheels. Brand-able or adjustable to the users' needs via several options, it is what a particular customer needs it to be. Changes in user needs, brand, and/or colors are easy to accommodate by just exchanging its modular walls and creating a brand-new space. Our Plaza Space can also turn into a revenue-generating item by using the walls for advertising if used in a public space. Our second product, the Twofold Working Wall (estimated market launch in Q2 2020) transforms walls into workspaces and folds away into a 4-inch compartment, returning valuable floor space when not in use. It was invented as a solution for work from home, micro-living, co-living, small hotel rooms, hoteling employees, and education. We call it the first in our zero footprint furniture line: Products that bring the office home without taking up space when the work is done.

Our product development was guided by pilots at Uber and other well-known tech giants. Intel was our first customer and our 2019 pre-launch revenue was over $90,000.

We are in the process of building out our sales channels through industry-typical, independent sales representatives and dealers. Both work on a commission-only basis.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10% of the proceeds, or $40,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.5% of the proceeds, or $85,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Salaries of Key Employees	62%	62%	45%

Operations	16%	16%	29%
Product Development	10%	10%	15%
Travel (Customer Facing)	8%	8%	4%
Marketing	5%	5%	7%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Anja Bump	Co-Founder, President & COO (2016-2019) Founder & CEO (May of 2019 – Present)	Twofold, Co-Founder, President & COO, Responsibilities included overall day-to-day operations, product development and manufacturing. Twofold, Founder & CEO (2016 – Present), Responsibilities include: making major corporate decisions, managing the overall operations and resources, and acting as the main point of communication between the board of directors and corporate operations.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	4,597,826	Yes	N/A	100%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms

Convertible Notes	Angel Investors	$586,966	8% simple interest. Interest does not compound. On due date, the outstanding principal and accrued but unpaid interest will be paid.	N/A	N/A	12/20/20	lesser of 15% discount or $3M pre-money
Convertible Notes	Angel Investors	$73,317	8% simple interest. Interest does not compound. On due date, the outstanding principal and accrued but unpaid interest will be paid.	N/A	N/A	12/20/20	lesser of $4M pre-money or "Series A" price
Convertible Note	Angel Investors	$626,800	8% simple interest. Interest does not compound. On due date, the outstanding principal and accrued but unpaid interest will be paid.	N/A	N/A	11/11/21	lesser of 15% discount of $3M pre-money
SAFE Note	Angel Investor	$100,000	N/A	N/A	N/A	12/20/20	8M cap, 20% discount
Convertible Note	Angel Investors	$232,083	8% simple interest. Interest does not compound. On due date, the outstanding principal and accrued but unpaid interest will be paid.	N/A	N/A	12/20/20	3 M pre-money, 8% interest
Convertible Note	Angel Investors	$137,933	8% simple interest. Interest does not compound. On due date, the outstanding principal and accrued but unpaid interest will be paid.	N/A	N/A	11/11/2021	3M pre-money, 8% interest

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Anja Bump	4,000,000 Common Shares	87%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Twofold Inc. ("the Company") was incorporated on October 31, 2016 under the laws of the State of Oregon, and is headquartered in Portland, Oregon. The Company manufactures on-demand, space-saving furniture for the home, workplace, and anywhere in between.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $25,384 in cash on hand as of March 31, 2020, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $5,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:
See above debt chart for Convertible Notes issued.

THE OFFERING AND THE SECURITIES
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $400,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock to accredited investors on substantially the same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information rights; and
- a right of first refusal for the transfer of Series A Preferred Units by a key holder, if the Company does not exercise that right.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Series Seed Preferred Stock in the Regulation D offering convert under similar terms to the Series Seed Preferred Stock in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Series Seed Preferred Stock. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock
None.

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
During the years ended December 31, 2019 and 2018, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2019 and 2018, the amount of advances outstanding is $205,603 and $54,284, respectively.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Anja Bump

_____
(Signature)

Anja Bump

_____
(Name)

CEO, principal executive officer, principal financial officer, controller, board of directors

_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Anja Bump

_____
(Signature)

Anja Bump

_____
(Name)

CEO, principal executive officer, principal financial officer, controller, board of directors

_____
(Title)

04/03/2020

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



TWOFOLD INC.
An Oregon Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019 and 2018

TWOFOLD INC.

Years Ended December 31, 2019 and 2018

Table of Contents





F&A

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of Twofold Inc.
Portland, Oregon

We have reviewed the accompanying financial statements of Twofold Inc. ("the Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has had recurring losses from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

March 27, 2020

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

TWOFOLD INC.
BALANCE SHEETS
December 31, 2019 and 2018
(unaudited)

	2019	2018
Assets		
Current assets		
Cash and cash equivalents	$ 47,581	$ 63,174
Inventory	21,432	50,941
Prepaid expenses	35	35
Total current assets	69,048	114,150
Intangible assets, net	47,481	41,276
Deposits	781	1,600
Total assets	$ 117,310	$ 157,026
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 65,550	$ 101,859
Deferred revenue	19,300	40,510
Accrued interest	156,079	66,084
Total current liabilities	240,929	208,453
Convertible notes payable	1,234,375	899,375
SAFE liability	100,000	-
Shareholder advances	205,603	54,284
Total liabilities	1,780,907	1,162,112
Commitments and contingencies	-	-
Stockholders' equity		
Common stock, 8,197,826 and 10,597,826 shares issued and outstanding at December 31, 2019 and 2018	-	-
Additional paid-in capital	2,174	2,174
Treasury stock	(534)	-
Accumulated deficit	(1,665,237)	(1,007,260)
Total stockholders' equity	(1,663,597)	(1,005,086)
Total liabilities and stockholders' equity	$ 117,310	$ 157,026

See accountants' review report and accompanying notes to the financial statements.

TWOFOLD INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2019 and 2018

(unaudited)

	2019	2018
Sales, net	$ 91,120	$ -
Cost of goods sold	(129,499)	-
Gross profit (loss)	(38,379)	-
Operating expenses		
Payroll and related expenses	259,133	230,267
Advertising and marketing	90,017	34,035
Research and product development	58,901	92,098
Professional fees	43,625	50,781
Travel	35,729	41,686
General and administrative	20,519	38,697
Rent and utilities	20,235	9,699
Amortization	3,593	2,517
Total operating expenses	531,752	499,780
Loss from operations	(570,131)	(499,780)
Other expenses		
Interest expense	(89,995)	(49,641)
Other	2,149	(71)
Total other expense	(87,846)	(49,712)
Net loss before income taxes	(657,977)	(549,492)
Provision for income taxes	-	-
Net loss	$ (657,977)	$ (549,492)

See accountants' review report and accompanying notes to the financial statements.

TWOFOLD INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2019 and 2018

(unaudited)

	Common Stock		Additional	Treasury	Accumulated	Total Stockholders'
	Shares	Amount	Paid-in Capital	Stock	Earnings (Deficit)	Equity
Balance on December 31, 2017	10,597,826	$ -	$ 2,174	-	$ (457,768)	$ (455,594)
Net loss	-	-	-	-	(549,492)	(549,492)
Balance on December 31, 2018	10,597,826	-	2,174	-	(1,007,260)	(1,005,086)
Repurchased shares	(2,671,739)	-	-	(534)	-	(534)
Net loss	-	-	-	-	(657,977)	(657,977)
Balance on December 31, 2019	7,926,087	$ -	$ 2,174	$ (534)	$ (1,665,237)	$ (1,663,597)

See accountants' review report and accompanying notes to the financial statements.

4

TWOFOLD INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019 and 2018

(unaudited)

	2019	2018
Cash flows from operating activities		
Net loss	$ (657,977)	$ (549,492)
Adjustments to reconcile net loss to net cash used by operating activities:		
Amortization	3,593	2,517
Changes in operating assets and liabilities:		
Inventory	29,509	(50,941)
Deposits	819	(1,376)
Accounts payable and accrued expenses	(36,309)	(48,781)
Deferred revenue	(21,210)	40,510
Accrued interest	89,995	66,084
Net cash used by operating activities	(591,580)	(541,479)
Cash flows from investing activities		
Payments for the purchase of intangible assets	(9,798)	(32,725)
Net cash used by investing activities	(9,798)	(32,725)
Cash flows from financing activities		
Proceeds from issuance from convertible notes	335,000	474,375
Proceeds from issuance of SAFE liability	100,000	-
Purchase of treasury stock	(534)	-
Shareholder advances	151,319	54,284
Net cash provided by financing activities	585,785	528,659
Net decrease in cash and cash equivalents	(15,593)	(45,545)
Cash and cash equivalents, beginning	63,174	108,719
Cash and cash equivalents, ending	$ 47,581	$ 63,174
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	-	-
Income taxes	-	-
	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Twofold Inc. ("the Company") was incorporated on October 31, 2016 under the laws of the State of Oregon, and is headquartered in Portland, Oregon. The Company manufactures on-demand, space-saving furniture for the home, workplace, and anywhere in between.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted ASU 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as the Company satisfies the performance obligations.

The Company recognizes revenue from the sales of its products when the product is delivered to the customer, and has determined that delivery of the completed product is the sole performance obligation of its contracts with customers.

At December 31, 2019 and 2018, the Company has contract liabilities resulting from prepayments from customers of $19,300 and $40,510, respectively, and are recorded under 'Deferred revenue' on the balance sheets.

TWOFOLD INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the years ended December 31, 2019 and 2018

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> *Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> *Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> *Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities, not disclosed in the tables below, reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Inventory

Inventory consists of parts and supplies to be assembled into final product, and is stated at the lower of cost or market value and is account for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the periods ended December 31, 2019 and 2018, the Company determined no such impairment charge necessary.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2019 or 2018.

Deferred Revenue

Deferred revenue consists of cash received from customers for the prepayment of ordered product. Revenue from these prepayments is recognized once the purchased product is delivered to the customer.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company recognized $90,017 and $34,035 in advertising costs, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

The Company accounts for non-employee stock-based compensation in accordance with ASC Section 505 *Equity Based Payments to Non-Employees.* Under the fair value recognition provisions of ASC 505, stock-based compensation cost is measured at the earlier of purchase commitment or performance completion, based on the fair value of the award, and is recognized as expense as the purchase commitment is settled.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the Tax Act.

The federal net operating loss carryforward for years 2017 and prior begin to expire in 2037, and net operating loss carryforwards beginning in 2018 are subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company has not yet filed its tax return for 2019, however, the following table outlines the estimated deferred tax assets of the Company at December 31:

		2019		2018
Deferred tax asset:				
Net operating loss carryforward	$	35,180	$	17,809
Intangible assets		306,047		185,468
Total deferred tax asset		341,227		203,277
Valuation allowance		(341,227)		(203,277)
Deferred tax asset, net	$	-	$	-

Recent Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through March 27, 2020, the date these financial statements were available to be issued.

In February 2020, a shareholder voluntarily surrendered 3,600,000 common shares back to the Company.

In February 2020, the Company converted all outstanding shareholder advances into a promissory note totaling $220,016. The note bears interest at 8% per annum and matures February 2020.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $1,665,237 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of the following at December 31:

	2019	2018
Intellectual property	$ 54,855	$ 45,057
Accumulated amortization	(7,374)	(3,781)
Intangible assets, net	$ 47,481	$ 41,276

Amortization expense for the years ended December 31, 2019 and 2018, was $3,593 and $3,781, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2019 and 2018, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2019 and 2018, the amount of advances outstanding is $205,603 and $54,284, respectively.

NOTE 5 – CONVERTIBLE NOTES PAYABLE

During the years ended December 31, 2019 and 2018, the Company issued convertible promissory notes for cash proceeds of $335,000 and $474,375, respectively. The notes are all convertible into preferred or common shares of the Company, carry interest at 8% per annum, and mature between 12 - 24 months from the date of issuance, with an option for the holder to extend the maturity date an additional 12 months. At December 31, 2019, $824,375 of outstanding notes may be converted upon the following:

1. Upon the Company receiving cash of no less than $3,000,000 for the sale of the Company's preferred stock, the security will be automatically converted into shares of preferred stock of the Company at a price of the lower of the price paid for preferred stock as part of the $3,000,000 purchase, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.
2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to convert the security into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or a cash settlement of twice the initial purchase price of the security.

At December 31, 2019, $410,000 of outstanding notes may be converted upon the following:

1. Upon the Company receiving cash of no less than $2,000,000 for the sale of the Company's preferred stock, the security will be automatically converted into shares of preferred stock of the Company at a price of the lower of the price paid for preferred stock as part of the $2,000,000 purchase, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.
2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to convert the security into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or a cash settlement of twice the initial purchase price of the security.

Future minimum principal payments are as follows:

2020	$ -
2021	1,234,275
2022	220,016
2023	-
2024	-
	$ 1,454,291

The Company recognized interest expense of $89,995 and $49,641 during the years ended December 31, 2019 and 2018, respectively.

NOTE 6 – SAFE LIABILITY

During the year ended December 31, 2019 , the Company issued a Simple Agreement for Future Equity (SAFE) agreement for cash proceeds of $100,000. The SAFE is convertible into preferred or common shares of the Company. The SAFE may be converted upon the following:

1. Upon the Company receiving cash of no less than $500,000 for the sale of the Company's preferred stock, the security will be automatically converted into shares of preferred stock of the Company at a price of the lower of 80% of the price paid for preferred stock as part of the $500,000 purchase, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.
2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to convert the security into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or a cash settlement of twice the initial purchase price of the security.
3. Upon dissolution of the Company's operations the SAFE will be payable in cash.

The Company currently has no preferred shares authorized to settle the above conversion provisions.

NOTE 7 – COMMON STOCK

At both December 31, 2019 and 2018, the Company has 20,000,000, no par value, shares of common stock authorized, with 8,197,826 and 10,597,826 shares issued and outstanding, respectively. There was no common stock issued during the two years ending December 31, 2019. During 2019, the Company repurchased 2,671,739 of its common shares from a former employee for $534.

At December 31, 2019, there are 325,000 outstanding stock options and 97,251 outstanding stock warrants allowing holders to convert into common shares of the Company. The grant date fair value of these options is insignificant.

EXHIBIT C
PDF of SI Website



twofōld

Smart furniture for scarce spaces

INVESTOR DECK | **Private and Confidential**



Disclaimer

This presentation contains offering materials prepared sol
the assistance of SI Securities, and not subject to FINRA R

In addition, this presentation may contain forward-looking s
relating to, among other things, the company, its business
industry. These statements reflect management's current v
events based information currently available and al
uncertainties that could cause the company's actual results

Investors are cautioned not to place undue reliance
statements as they are meant for illustrative purposes a
guarantees of future results, levels of activity, performanc
which cannot be made.

Moreover, no person nor any other person or entity assu
accuracy and completeness of forward-looking statement
update any such statements to conform them to actual resi



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On Demand, Space-Saving Furniture.

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......	$5,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

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Time Left **77d : 07h : 46m**

Purchased securities are not currently tradeable. Ex ect to hol your investment until the com any lists on a national exchange or is ac uire .

Twofold is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer , and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Twofold without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to , among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Com any Highlights

> Pro uct evelo ment was gui e y ilots at er an has generate over $90k in re-launch revenue from customers inclu ing Intel an NBP Ca ital

> Exclusive license to a en ing esign atent for a mo ular workstation

> Execute agreement with a glo al contract manufacturer

> Winner of Portlan Business Journal's Pro uct Innovation Awar an the Goo Design Awar

> Feature in 2018 Interior Design Magazine's fall market ta loi

Fun raise Highlights

> Total Roun Size: S $1,000,000

> Raise Descri tion: See

> Minimum Investment: S $1,000 er investor

> Security Ty e: Preferre E uity

> Pre-Money valuation : S $5,000,000

> Target Minimum Raise Amount: S $400,000

> Offering Ty e: Si e y Si e Offering

Our mission at Twofold is to optimize limited space. We do this by focusing on inventive design that's backed by a strong financial and environmental business case. We create space saving and on demand furniture for workplace, trade shows, and homes.













Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Roun s
Market Lan sca e
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Packed open offices. 300 square feet microapartments, and overall lack of workspace in public areas are symptoms of growing urban density , skyrocketing costs, and changing values. Companies and owner/operators no longer have the luxury of treating space as a commodity and need to make every square foot count and more useful. Companies stuffed into crowded open offices need to be able to grow in place without costly buildouts or increased square footage.

Introducing the Twofold Assembly Collection, consisting of our first two products: The Plaza Space and the Twofold Working Wall. The Plaza Space is our recently launched, mobilefocusmeeting space on wheels. Brandable or adjustable to the users' needs via several options, it is what a particular customer needs it to be. Changes in user needs, brand, and/or colors are easy to accommodate by just exchanging its modular walls and creating a brandnew space. Our Plaza Space can also turn into a revenuegenerating item by using the walls for advertising if used in a public space. Our second product, the Twofold Working Wall (estimated market launch in Q2 2020) transforms walls into workspaces and folds away into a 4inch compartment, returning valuable floor space when not in use. It was invented as a solution for work from home, micrdiving , cdiving , small hotel rooms, hoteling employees, and education. We call it the first in our zero footprint furniture line: Products that bring the office home without taking up space when the work is done.

Our product development was guided by pilots at Uber and other well-known tech giants. Intel was our first customer and our 2019 prelaunch revenue was over $90,000.

We are in the process of building out our sales channels through industrytypical, independent sales representatives and dealers. Both work on a commissiononly basis.

Gallery

Twofold - Get to know us

Public Overview Video.

Me ia Mentions

PORTLAND BUSINESS JOURNAL

REALCROWD

THE CHICAGO ATHENAEUM MUSEUM OF ARCHITECTURE AND DESIGN

The Team

Foun ers an Officers

Anja Bump
FO NDER & CEO

PROFILE MENU

Highlights

Overview

The Team

Term Sheet

Investor Perks

Prior Rounds



Market Bring 20 years of experience in operations, manufacturing, and supply chain management to the table. She took the leap from nearly a decade of consulting startups, small businesses and large enterprises to building Twofold from the ground up. Her childhood in Europe and Portland's increasing urban density inspired her to create better solutions to maximize available space at work and at home. As a seasoned veteran in guiding businesses to peak performance, Anja fully understands the importance of a flexible, functional workplace.

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Key Team Members

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Steve Linder

Head of Product Development

Notable Advisors & Investors



Gretchen Gscheidle

Advisor, Strategic Advisor, 21 years with Herman Miller Design Director



Jayson Gates

Advisor, Sales Partner, 20 years of relevant experience



Jordan Gates

Advisor, Sales Partner, 20 years of relevant experience

PROFILE MENU

Highlights
Term Sheet

Overview

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor
The Team to invest under the Regulation D offering type.

Term Sheet

Fundraising Description
Investor Perks

Prior Round

Round type:	Seed
Market Landscape
Round size:	US $1,000,000
Minimum investment:	US $1,000
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Target Minimum:	US $400,000

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Key Terms
⑦ FAQs

✉ SEC Invest

Security Type:	Preferred Equity
Share price:	US $0.4356
Pre-Money valuation:	US $5,000,000
Option pool:	11.73%
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Twofold has set an overall target minimum of US $400,000 for the round, Twofold must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Twofold's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised



- Travel (Mostly customers, some investors)
- Marketing
- Product Development
- Operations
- Salaries of Key Employees (2)

If Maximum Amount Is Raised



● Travel . Customer Facing)   ● Marketing
● Product Development   ● Operations
● Salaries of Key Employees (5)

Investor Perks

Investors investing 1,000 or more get to submit a Plaza design (original art, or original photography) of their choice to us. We will showcase the top 10 designs on our website and will let the public vote for the best one. The winning design will turn into one of our Plaza Space options.

Investors investing 50,000 are invited to join the yearly investors call.

Investors investing 100,000 are invited to a yearly investor call with our CEO .

Investors investing 200,00 will receive one 2 Person Plaza Space with a design of their choice (favorite artist, photograph, company branding) and options of their choice. Delivery to a location of their choice.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre money valuation of Twofold's prior rounds by year .



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-See	
Roun Size	S $1,579,391
Close Date	Jul 1, 2019
Security Ty e	Converti le Note
Valuation Ca	S $3,000,000

Highlights
Overview
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Term Sheet
Investor Perks
Prior Roun s
Market Lan sca e
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Market Landscape



The bar chart shown is the US office furniture market in billions of dollars. As shown here, this market has enjoyed a steady increase, and will continue to do so for the next 5 years projected. This increase is driven by the on-going increase in employees. This chart shows the US market only.

Globally, the US makes up 30% of the market, indicating that markets like Asia and Europe are well worth pursuing in the future.

Twofold's first product is the Plaza Space, a mobile office on wheels. Its main market is in office spaces, which is why we want to focus on this market for this look into the past. Twofold's total addressable market includes other segments for our zero footprint furniture that are shown as part of our total addressable market in our market landscape description.

We are entering somewhat uncharted territory with our wall unit product aimed to make small spaces enjoyable to live in. Coliving and micro apartments are fairly recent developments, which makes looking into the past difficult. However , we have spent a lot of time looking forward and are excited about the projections please see our total addressable market to understand what we mean.

The demand for Twofold's products is driven by an increase in urban density. More residents in urban areas increases the cost of real estate by square feet, impacting both the residential and commercial markets.

Demand for affordable workforce housing continues to increase, as 50% of workers spend more than 30% of their income on rent.

Demand for office furniture increases as more employees enter the workforce. Businesses require more office space, supplies, and furniture to accommodate new hires while having to create workspaces that attract employees and maintain productivity. The number of employees in the United States has been increasing (see the chart of office furniture purchases below) over the last three years and it is projected to continue growing over the next three years. The continued increase of employees into the workforce will continue to lift demand and prices for both office furniture and affordable housing.

Twofold will focus on two segments first: Office and Residential. The Total Addressable Market across both product lines (Plaza Space and Zero Footprint of which the Working Wall is our first product) is nearly 3 billion dollars annually ($2,997,498,818). Twofold's Serviceable Available Market (SAM) is over half a billion dollars ($511,040,036) and assumes an average of 17% market share across product lines.

Our competitors are existing furniture companies (slow, unable to respond quickly to changing market needs), as well other startups like Nook Pod, Bumblebee Spaces and Ori Living. These startups indicate that there is a growing trend in making more efficient use of space. Twofold products are easier to use and lower in cost than most of these companies.

Globally, the US furniture market represents approximately 30% of demand. Future expansion into global markets like Asia or Europe will further increase the revenue.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The modular furniture industry is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2020. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive modular furniture space. Additionally, the product may be in a market where customers will not have brand loyalty.

If the Company fails to maintain or expand its relationships with its suppliers, it may not have adequate access to new or key technology necessary for its products, which may impair its ability to deliver leading-edge products. In addition to the technologies it develops, its suppliers develop product innovations at its direction that are requested by its customers. Further, the Company relies heavily on its component suppliers to provide it with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If the Company is not able to maintain or expand its relationships with its suppliers or continue to leverage their research and development capabilities to develop new technologies desired by its customers, its ability to deliver leading-edge products in a timely manner may be impaired and it could be required to incur additional research and development expenses. Also , disruption in its supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components, and services. Similarly, suppliers have operating risks that could impact their business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements. or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

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Term Sheet

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Prior Rounds

Market Landscape

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The Company plans to implement new lines of business or offer new products and services within existing lines of businesses. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, the Company could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, the Company's business, financial condition, or results of operations may be adversely affected.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. The Company currently has an exclusive license to several patents related to modular furniture and modular booths, and have agreed on a royalty payable for their mobile environment units (the booth, or Plaza Pod, or Plaza Space that the Company has designed and developed, and any improvements) and desk/chair sales, which is currently 0.63% of the net sales price of each sold minus the sales commission. Any other or new products that Twofold brings to market are not subject to this licensing agreement. The Company intends to file its own design patents for its new products. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions.

Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The Company has conducted related party transactions. During the years ended December 31, 2019 and 2018, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2019 and 2018, the amount of advances outstanding is $205,603 and $54,284, respectively.

The Company's cash position is relatively weak. The Company currently has only $25,384.00 in cash balances as of March 31, 2020. This equates to about one month of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of $1,665,237 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has issued convertible notes payable. During the years ended December 31, 2019 and 2018, the Company issued convertible promissory notes for cash proceeds of $335,000 and $474,375, respectively. The notes are all convertible into preferred or common shares of the Company, carry interest at 8% per annum, and mature between 12 - 24 months from the date of issuance, with an option for the holder to extend the maturity date an additional 12 months. At December 31, 2019, $824,375 of outstanding notes may be converted upon the Company receiving cash of no less than $3,000,000 for the sale of the Company's preferred stock and/or upon the sale, transfer, or other disposition of substantially all of the Company's assets. At December 31, 2019, $410,000 of outstanding notes may be converted upon the Company receiving cash of no less than $2,000,000 for the sale of the Company's preferred stock and/or upon the sale, transfer, or other disposition of substantially all of the Company's assets. For further detail, please see Exhibit B of this Form C.

The Company has issued a SAFE note. During the year ended December 31, 2019 , the Company issued a Simple Agreement for Future Equity (SAFE) agreement for cash proceeds of $100,000. The SAFE is convertible into preferred or common shares of the Company. The SAFE may be converted upon the Company receiving cash of no less than $500,000 for the sale of the Company's preferred stock; upon the sale, transfer, or other disposition of substantially all of the Company's assets; and/or upon dissolution of the Company's operations. For further detail, please see Exhibit B of this Form C.

Prior to the offering, there may have been personal transactions conducted through the Company's business bank accounts. Although the Company has since confirmed its intent to better ensure only business transactions operate through its business accounts, the prior lack of a corporate account may subject the Company to certain risks, and may indicate poor corporate governance or accounting oversight. Specifically, there is a risk that it may be more difficult to ascertain the accuracy and transparency of the Company's past accounting for prior operations, as well as the financial statements and models on which the Company is relying. This could have negative consequences on the Company's operations including mismanagement of finances or cash flow.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The Company's existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

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Frequently Asked Questions

A out Si e y Si e Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a tshirt or a card, investors receive securities, typically equity , in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Twofol

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Twofold. Once Twofold accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Twofold in exchange for your securities. At that point, you will be a proud owner in Twofold.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Twofold has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Twofold does not plan to list these securities on a national exchange or another secondary market. At some point Twofold may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Twofold either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Twofold's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Twofold's Form C. The Form C includes important details about Twofold's fundraise that you should review before investing.

Highlights

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Market Lan sca e

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How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

PROFILE MENU

EXHIBIT D
Investor Deck



twofold

Smart furniture for scarce spaces

INVESTOR DECK | Private and Confidential



Disclaimer

This presentation contains offering materials prepared solely by Twofold Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210.

In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially.

Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

twofold

Literally, a matter of time and space.

URBAN DENSITY IS RISING. RENTERS AND COMPANIES NO LONGER HAVE THE LUXURY OF TREATING SPACE AS A COMMODITY AND NOW NEED TO MAKE EVERY SQUARE FOOT SMARTER AND MORE USEFUL.





THE PROBLEM AT HOME

- **Many of us are (suddenly) working from home (WFH)** - Often fighting our partners and kids for the precious real estate of our kitchen tables

- **Living space is expensive: 25%** of U.S. renters **spend more than half their income** on rent, **50% spend more than 30% of their income on rent**

- **Many live in small spaces to live close to work, not leaving space for home offices or workplaces**

- **7,000,000** - Nationwide shortage of affordable homes for low-income renters

- Median rents have increased by **18%** since 2012. However, after adjusting for inflation, today's average **hourly wage has about the same purchasing power it did in 1978**

- **103 hours worked/wk** at minimum wage are needed to afford a one-bedroom home (at national average fair-market rent)



THE PROBLEM AT WORK

OPEN OFFICES ARE HERE TO STAY. TO BE PRODUCTIVE EMPLOYEES NEED SEPARATE SPACES TO DO FOCUSED WORK, AWAY FROM THEIR CROWDED DESKS.



THE SOLUTION

Redefining the future of room.

TWOFOLD HAS DEVELOPED SMART FURNITURE TO ENABLE THE HOMES AND OFFICES OF THE FUTURE: MODULAR, SPACE SAVING AND ON DEMAND SOLUTIONS.

The Plaza Space

Launched and available to order now

Modular construction allows many use cases

Live in production with a global contract manufacturer

Made in Portland, Or

Able to scale

Lead time: 6-8 weeks





The Plaza Pod - Micro Office on Wheels



The Plaza Pod - a Space to Focus


REPEATING
LOCATIONS
Pearl
East side
Hood River
Downtown LA
The Plaza Pod - Collaboration Space

The Plaza Pod - modular & customizable. Shown here as an on-site vaccination station that we think should be in all stores and offices to speed up protecting us all. We are donating a portion of our proceeds to causes that help those impacted by COVID-19.



Coming Soon - Zero Footprint Work From Home Solutions:

The Working Wall - Transform walls into workspace.





We will donate a portion of our proceeds to causes that help those impacted by COVID-19.

The Working Wall - Folds away into a 4" compartment







We will donate a portion of our proceeds to causes that help those impacted by COVID-19.

OUR OPPORTUNITY – Total Addressable Market

Twofold Domestic Market (All Products)



$511,040,036.36

$2,997,498,818

- TAM (Annual US Rev)
- SAM (Annual US Rev)

Plaza Domestic Market



$265,379,181.82

$1,769,194,545

- TAM (Annual US Rev)
- SAM (Annual US Rev, 15% market share)

Zero Footprint Furniture Domestic Market



$245,660,854.55

$1,228,304,273

- TAM (Annual US Rev)
- SAM (Annual US Rev, 20% market share)



OUR OPPORTUNITY - Total Addressable Market

Total Addressable Market (US, annually), explained

1. We will focus on two segments 1st: Office and Residential. The **Total Addressable Market** across both product lines (Plaza and Zero Footprint) is **3 Billion Dollars annually ($2,997,498,818)**. Twofold's **Served Available Market** (SAM) is over **half a Billion Dollars ($511,040,036).**

- Plaza revenue represents a TAM of $1,769,195,545 or SAM of $265,379,182 (15% market share)
- Zero Footprint revenue represents a TAM of $1,228,394,273 or SAM of $245,660,845 (20% market share)

2. Twofold plans to grow into these additional segments in the US market: Trade show, education, industry and hospitality.

- These segments represent an additional total addressable market of over 5 Billion dollars.
- Our additional SAM is estimated at $827,836,467

3. Globally, the US furniture market represents app. 30% of demand. Future expansion into global markets like Asia or Europe will further increase the revenue.

OUR OPPORTUNITY - Competitive Landscape

Problems Worth Solving:

1. The cost of real estate by square foot is increasing (commercial and residential)
2. Urban density continues to increase (by 2050 2/3 of population will be urban)
3. Lack of affordable workforce housing continues to go up
4. Construction costs continue to rise
5. The built environment is responsible for almost 50% of all carbon emissions

Our Solutions:

1. Furniture that uses less space per person
2. Furniture that is on-demand and responsive to the users changing needs
3. Furniture that returns space back when not in use (Zero Footprint)
4. Enabling multi-purpose spaces

Competitors:

Competitors	Twofold Benefit
Big 5 furniture corporations	Focused and collaborative spaces, mobility
Nook Pod	Comfort, larger, not claustrophobic, efficient use of wall space
Ori Living	Lower price, smaller size
Bumblebee Spaces	Simpler design, lower price

OUR OPPORTUNITY - Segments & Channels

1. SEGMENTS

   FOCUS ON TWO SEGMENTS INITIALLY:
   - OFFICE
   - RESIDENTIAL (LARGEST MARKET)
   - THEN EXPAND TO TRADE SHOW, EDUCATION, INDUSTRY & HOSPITALITY

2. CHANNEL
   1. ENGAGE KEY SALES PROFESSIONAL TO FACILITATE ENTERPRISE SALES AND REPS/DEALERS
   2. SIGN REPS IN KEY TERRITORIES (COMMISSION BASED SALES, WELL ESTABLISHED)
   3. ESTABLISH DEALER RELATIONSHIPS (COMMISSION BASED SALES, HANDLES ALL LOGISTICS

3. MARGINS
   1. 29% GM (EST. BASED ON CURRENT SUPPLIER QUOTES, EXCL. COMMISSIONS) IN SMALL QUANTITIES. PROJECT GM OF 52% WITH VALUE ENGINEERING AND COST REDUCTIONS OVER TIME

Disclaimer: These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

USE OF PROCEEDS

1. **Salaries of Key Employees (5): 45%**
2. **Operations: 29%**
3. **Product Development: 15%**
4. **Marketing: 7%**
5. **Travel: 4%**



What we have done up to this point.

1. Intel placed our first order
   90k in pre-launch revenue

2. The Plaza Space, our first product has just launched. Initial production run completed. Currently building sales and distribution channels

3. 29% GM (estimated based on current supplier quotes, excl. commissions) for Plaza Space in quantities less than 5. Est. 52% GM with value engineering & cost reductions

4. Fine-Tuning our second generation wall unit design. Production estimated to start in Q2 2020

5. Utility patent on generation 1 design pending. New design patents in US for current designs will be filed by Q32020



What we have done up to this point. (cont)

6. Featured in 2018 Interior Design Magazine's fall market tabloid (1st Gen Pod, nationwide magazine).

7. Semi-Finalist for Oregon Entrepreneur's Best Early Stage company 2019 (with current Plaza Space).

8. 2018 Winner of Product Innovation Award (1st Gen Pod, PDX Biz Journal)

9. Manufacturing in Portland, Oregon. Executed manufacturing agreement with global manufacturer - we can scale!

10. Advisors from Herman Miller (previous President & COO, & previous Director of Design).



SEED DELIVERABLES (12 MONTHS)

What we are working on.

1. Launching the business online: Creating social media presence (Instagram, Twitter and LinkedIn), Digital Marketing, Media outreach, online sales ability.

2. Negotiating partner agreement with local sales rep group. They will expand our rep sales network globally through their existing relationships and allow for fast growth. Placed Plaza Space with a Steelcase dealer in Portland, working on 1 other. Expand dealer and sample product presence, reps and installation teams in key markets. Initial focus on West Coast, the East Coast and Southern Region.

3. Value engineering and supply chain efficiency of existing products to reach 52% GM

4. First Key Hire: Operations and Process Expert. 2nd Key Hire: Mechanical Engineer. Expand network of contractors.

5. Laser focus on growing the revenue to The first $ 1 Million and beyond.

Financial Projections

Revenue



$200K
$150K
$100K
$50K
$0
May '20
June '20
July '20
Aug '20
Sept '20
Oct '20
Nov '20
Dec '20
Jan '21
Feb '21
Mar '21
Apr '21
$8M
$6M
$4M
$2M
$0
FY2021
FY2022
FY2023

Revenue	FY2021	FY2022	FY2023
Working Wall	$60,000	$600,000	$1,200,000
Unit Sales	40	400	800
Unit Prices	$1,500	$1,500	$1,500
New product 1 (K)	$3,500	$350,000	$2,100,000
Unit Sales	5	500	3,000
Unit Prices	$700	$700	$700
New Product 2 (C)	$0	$60,000	$1,200,000
Unit Sales	0	150	3,000
Unit Prices	$0	$400	$400
Micro Office	$360,000	$1,250,000	$3,000,000
Unit Sales	36	125	300
Unit Prices	$10,000	$10,000	$10,000
Totals	**$423,500**	**$2,260,000**	**$7,500,000**

Disclaimer: These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

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WE'RE AN EXPERIENCED TEAM OF INDUSTRY FANATICS, MANUFACTURING EXPERTS, SALES VETERANS AND SERIAL ENTREPRENEURS



ANJA BUMP
FOUNDER & CEO

20+ YEARS IN OPERATIONS, WORKING WITH SMALL AND LARGE ENTITIES. HATES WASTING SPACE.



STEVE LINDER
DESIGNER & ENGINEER

20+ YEARS IN FURNITURE DESIGN & ENGINEERING. BEST OF NEOCON AWARDS.



JAYSON GATES
A&D SALES AND MARKETING

20+ YEARS A&D SALES EXPERIENCE. NEW PRODUCT PIONEER, PARTNERED IN 2 EXITS



JORDAN GATES
A&D & ENTERPRISE SALES

15+ ENTERPRISE SALES EXPERIENCE, INCL. KOHLER. SPECIALIST IN A&D RELATIONSHIPS twofōld

thank you.

Go-To-Market Channels, The Fine Print

Office Vertical

Initial target customer

Progressive and fast growing companies in high-cos coastal markets, who view their office as an extension of their brand.

Leverage 3rd party sales teams

Twofold will engage independent, professional sales teams to gain presence in every target market (which exist already and work with firms similar to Twofold). These groups are commission only at 10%.

Architecture firms

Architects and interior design firms (A&D) play a critical role in the buying decisions related to new office build-outs, by specifying exactly which products should be used in a new space. Twofold will engage leading A&D firms to drive specifications.

Direct Enterprise Sales

Twofold will engage the most valuable enterprise clients via a direct sales model, calling on the Dr. of Facilities and Workplace Strategy roles.

Residential Vertical

Initial target customers

Initial focus on tiny home manufacturers, pre-fab ADU companies, and urban, mid-size residential micro-apartment developers with at least 3 projects a year on average.

Direct-to-developer sales

Twofold will engage developers directly (in collaboration with their project architects) to incorporate Twofold products into their unit designs, enabling smaller units to be functional while adding a unique unit amenity.

Direct-to-consumer sales

Twofold will develop consumer products for residential spaces that are easy to install and will solve a lot of space constraints in all areas of the living experience at home. This market is vast, and includes potential buyers in every apartment and every home.

Additional

Airports

Our Working Wall product is a compelling and modern improvement on the traditional airport "business station"

Universities

Twofold will sell direct to universities, providing solutions for very small dorm rooms, as well as modern, branded flexible workspaces for student areas

Trade shows and events

Twofold will sell our Mobile Meeting Room and Working Wall products to trade show organizers- along with a graphics fulfillment service- allowing them to sell our spaces in a marketing package.

OEM

Twofold's workspace meets different abilities in an innovative fashion. We have identified other complimentary manufacturers that are interested in integrating our products as an OEM component.

EXHIBIT E
Video Transcript

Exhibit E: Twofold Video Transcript

Twofold – Get to know us
https://www.youtube.com/watch?v=l9C4ck5zb-4&feature=emb_title

[On Screen]:
Twofold
Invented in Portland
For a densifying world
And commitment to environmental stewardship
Proudly made in Oregon
The Twofold working wall
Transforming walls into workspace
Maximizing your space
The Twofold Plaza office
Focus space
Collaboration space
Meeting space
Always moving
Let's find our space
Twofold
hell@twofoldspaces.com
twofoldspaces.com